UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42277

Global Engine Group Holding Limited

(Translation of registrant’s name into English)

Room C, 19/F, World Tech Centre,

95 How Ming Street, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on February 3, 2026 (Registration No. 333-293151) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

NASDAQ Notification of Additional 180-Calendar-Day Period to Cure Minimum Bid Price Deficiency

As previously disclosed in the Form 6-K furnished on October 31, 2025, Global Engine Group Holding Limited (the “Company”) received written notice from the Nasdaq Stock Market LLC (“Nasdaq”) on October 27, 2025 notifying the Company that it is not in compliance with Nasdaq Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), as the closing bid price for the Company’s Class A ordinary shares had been below $1.00 per share for the preceding 30 consecutive business days. The Company was provided 180 calendar days, or until April 27, 2026 (the “Initial Compliance Period”), to regain compliance with the Minimum Bid Price Requirement pursuant to Nasdaq Listing Rule 5810(c)(3)(A). The Company did not regain compliance with the Minimum Bid Price Requirement during the Initial Compliance Period and submitted a written request to Nasdaq to provide it with an additional 180-calendar-day period to cure the deficiency.

On April 29, 2026, the Company received written notification from Nasdaq advising that the Company had been granted an additional 180-calendar-day period, or until October 26, 2026 (the “Second Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. Nasdaq’s determination was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and the Company’s written notice of its intention to cure the deficiency during the Second Compliance Period by effecting a reverse stock split, if necessary.

If at any time during the Second Compliance Period, the closing bid price of the Company’s Class A ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide the Company with written confirmation and will close the matter. However, Nasdaq may, in its discretion, require the Company’s Class A ordinary shares maintain a bid price of at least $1.00 for a period in excess of 10 consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance.

The Company is monitoring the closing bid price of its Class A ordinary shares and evaluating options to regain compliance with the Minimum Bid Price Requirement, including by effecting a reverse stock split, if necessary. However, there can be no assurance that the Company will be able to regain or maintain compliance with the Minimum Bid Price Requirement during the Second Compliance Period. If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Second Compliance Period, the Company’s Class A ordinary shares will be subject to delisting. The Company would then be entitled to appeal that determination to a Nasdaq hearings panel, although there can be no assurance that such an appeal would be successful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2026	Global Engine Group Holding Limited

	By:	/s/ Andrew, LEE Yat Lung
Andrew, LEE Yat Lung
Chief Executive Officer

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